AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

06011586

RECEIVED
2006 MAR 13 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 February 2006, Re: Dissolution of a subsidiary company for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 10/02/2006 05:20:10 PM
Submitted by AMSTEEL on 10/02/2006 05:23:17 PM
Reference No AA-060210-34391

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF A SUBSIDIARY COMPANY

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that Tetap Bebas Sdn Bhd ("Tetap Bebas"), a wholly-owned subsidiary of the Company, which had ceased operation, had on 10 November 2005 lodged with the Companies Commission of Malaysia the relevant statutory forms together with the Liquidator's Statement of Accounts in relation to the members' voluntary winding-up.

Pursuant to Section 272(5) of the Companies Act, 1965, Tetap Bebas was dissolved on 10 February 2006 ("Dissolution").

The Dissolution does not have any material impact on the earnings and net assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

10 FEB 2006